Mr. Jim A. Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

January 3, 2011

RE:	Chugach Electric Association, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 14, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 12, 2010
File No. 33-42125

Dear Mr. Allegretto,

We refer to your comment letter dated December 20, 2010, requesting further information in relation to the above Form 10-K, filed on March 5, 2010 and Forms 10-Q, filed on May 14, August 9, and November 12 of 2010.

Attached please find our response to your comment letter.

We acknowledge that Chugach Electric Association, Inc. is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are appreciated and we look forward to receiving your confirmation that our responses meet your requirements.

Very Truly Yours,

/s/ Michael R. Cunningham
Michael R. Cunningham
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Dr.
Anchorage, AK 99518

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Notes to Financial Statements

Note (1) Description of Business and Significant Accounting Policies

(c) Regulation, page 58

1.
We note your adherence to FASB ASC 980 as it relates to recognition of regulatory assets as allowed by regulators for costs that are reflected in current rates and considered probable of being included in future rates.  Please supplementally explain to us the mechanism by which the RCA establishes your rates.  Please specifically show us how such rates are based on your specific costs including the extent to which your Times Interest Earned Ratio impacts your rates as determined on a cost of service with a test period basis.  Please be detailed in your explanation.  We may further comment.

Chugach’s electric rates are made up of two primary components: “base rates” and “fuel surcharge rates.”  Base rates provide the recovery of fixed and variable costs (excluding fuel and purchased power) related to providing electric service.  Fuel surcharge rates provide the recovery of fuel and purchased power costs.

The RCA approves both base rates and fuel surcharge rates paid by our retail and wholesale customers.  In addition, a Regulatory Cost Charge (RCC) is assessed on each retail customer invoice to fund Chugach’s share of the RCA’s budget.  In general, the RCC tax is revised annually by the RCA.

Base Rates. We recover operating and maintenance and other non-fuel and purchased power costs through our base rates established through an order of the RCA following a general rate case or Simplified Rate Filing (SRF).  In these filings, we propose rate changes for each class of customer.  General rate case filings are typically filed every 3 to 5 years.  Under SRF, base rates are adjusted on a semi-annual basis, utilizing the twelve months ended June and December as the test periods in each year.  SRF filings incorporate the ratemaking methodologies established in the previous general rate case.  Under SRF, base rate increases are limited to 8 percent over a 12-month period and 20 percent over a 36-month period.  Chugach is still permitted to submit general rate case filings while participating in the SRF process.  However, during these periods, rate adjustments under SRF would temporarily cease.

Regulatory Assets.  Chugach regulatory asset recoveries are embedded in the base rates approved by the RCA.  Specific costs incurred and recorded as Regulatory Assets, including the amortization period for recovery, are approved by the RCA either in the standard SRFs, general rate case filings or specified independent requests.  The rates approved related to the regulatory assets are matched to the amortization of actual expenditures recognized on the books.  The regulatory assets are amortized and collected through rates over differing periods depending upon the period of benefit as established by the RCA.  We analyze expenditures incurred which have not yet been included in a rate filing in front of the RCA.  For those expenditures which are similar to previous expenditures approved by the RCA and for which we conclude that it is probable we will recover through future rates, we defer the costs and record them as regulatory assets to be included in a future rate case filed with the RCA.  The rate making process with the RCA and our policies regarding Regulatory Assets are consistent with those described in our July 11, 2008 response to similar questions, posed in staff comments, regarding ASC 980-340-25, as there have been no changes in the regulatory environment under which we operate nor the nature of our business since the prior review of our filings with the Commission.

Times Interest Earned Ratio (TIER).  Chugach’s base rates are established on a test year (historic) basis and include authorized return on a TIER basis.  Alaska electric cooperatives generally set their rates on the basis of TIER.  TIER is determined by dividing the sum of assignable margins plus long-term interest expense (excluding capitalized interest) by long-term interest expense (excluding capitalized interest).  Chugach’s authorized system TIER for rate-making purposes is 1.30, which was established by the RCA in order U-01-08(26) on January 31, 2003.  TIER is designed to allow Chugach to meet its long-term debt obligations, including system debt covenants.

Fuel Surcharge.  We recover fuel and purchased power costs directly from our wholesale and retail customers through the fuel surcharge process.  Changes in fuel and purchased power costs are primarily due to fuel price adjustment mechanisms in our gas-supply contracts based on natural gas, crude oil and fuel oil indexed price changes.  Other factors, including economy energy sales and generation unit availability also impact fuel surcharge rate levels.  The fuel surcharge rate is approved on a quarterly basis by the RCA.  There are no limitations on the number or amount of fuel surcharge rate changes.  Increases in our fuel and purchased power costs result in increased revenues while decreases in these costs result in lower revenues.  Therefore, revenue from the fuel surcharge does not impact margins.  We recognize differences between projected recoverable fuel costs and amounts actually recovered through rates.  The fuel cost under/over recovery on our Balance Sheet represents the net accumulation of any under or over collection of fuel and purchase power costs.  Fuel cost under-recovery will appear as an asset on our Balance Sheet and will be collected from our members in subsequent periods.  Conversely, fuel cost over-recovery will appear as a liability on our Balance Sheet and will be refunded to our members in subsequent periods.

Item 9A – Controls and Procedures, page 88

2.
We note you state that your disclosure controls and procedures were effective in timely alerting your Chief Executive Officer and Chief Financial Officer to material information required to be included in your periodic reports to the SEC.  Please confirm to us, if true, and in future filings please clarify, that your officers concluded that your disclosure controls are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in our rules and forms and that such information is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  Please note that your are not required to provide a definition of disclosure controls and procedures, however, if you provide any part of the definition, then the entire definition in Rules 13a-15(e) or 15d-15(e) must be provided.

We confirm our officers did conclude that our disclosure controls are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  We will revise our disclosure “Controls and Procedures,” in future filings, to address this conclusion.  The revised language that will be included in our “Controls and Procedures” disclosure in future filings is as follows:

“As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rule 13a-15(e)) under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO).  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed in our periodic reports to the SEC, ensures that such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.”

3.
We note you state that there have been no significant changes in your internal controls or in other factors known to management that could significantly affect your internal controls subsequent to your most recent evaluation.  Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to material affect, your internal control over financial reporting.  In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

We confirm there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting. We will revise our “Controls and Procedures” disclosure in future filings to include the following language under “Evaluation of Controls and Procedures.”

“In addition, there have been no significant changes in our internal controls or in other factors known to management during the last fiscal quarter that has materially affected, or is reasonably likely to affect, our internal control over financial reporting subsequent to our most recent evaluation.”

Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

4.
We note you also provide only a partial definition of disclosure controls and procedures in your Forms 10-Q.  Please confirm to us, if true, and future filings, please revise to clarify, that your officers concluded that your disclosure controls are also effective to ensure that information required to be disclosed in reports that your file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in our rules and forms and that such information is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rules 13a-15(e) or 15d-15(e).

We confirm our officers did conclude that our disclosure controls are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  We will revise our disclosure “Controls and Procedures,” in future filings, to address this conclusion.  The revised language that will be included in our “Controls and Procedures” disclosure in future filings is as follows:

“As of the end of the period covered by this report, Chugach evaluated the effectiveness of the design and operation of its disclosure controls and procedures.  Chugach’s CEO and Chief Financial Officer (CFO) supervised and participated in this evaluation.  Based on this evaluation, our CEO and CFO concluded that as of the end of the period covered by this report, Chugach’s disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed in our periodic reports to the SEC, ensures that such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.”